June 20, 2011
VIA EDGAR/FACSIMILE
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Attn:	Sasha Parikh Gus Rodriguez

Re:	Halozyme Therapeutics, Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 11, 2011 File No. 001-32335
Ms. Parikh:
     I am writing in response to the June 7, 2011 letter to Halozyme Therapeutics, Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2010 (the “10-K”). Each of the Staff’s comments is set forth below as well as the Company’s response to the Staff’s comments.
Comment #1:
Research and Development, page 29
You disclose that 26% and 17% of your research and development expenses were associated with the development of your ultrafast insulin and PEGPH20 product candidates, respectively. Please provide us proposed disclosure to be included in future periodic reports of the research and development expenses incurred during each period presented on these projects. In your proposed disclosure, also describe the nature of each other significant research and development expense beyond those for ultrafast insulin and PEGPH20 that are necessary to reconcile to total research and development expenses for each period presented.
Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com

Response:
In the Company’s future filings, beginning with its Form 10-Q for the quarterly period ending June 30, 2011, the Company will include a table in the following format in the discussion under the heading, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Costs and Expenses — Research and Development”:

Six Months Ended June 30,
Programs	2011		2010
(in millions)
Product Candidates:
Ultrafast Insulin	$	X.X	$	X.X
PEGPH20		X.X		X.X
HTI-501		X.X		X.X
HYLENEX		X.X		X.X

Enhanze partnerships		X.X		X.X
rHuPH20 platform (1)		X.X		X.X
Other		X.X		X.X

Total research and development expenses	$	X.X	$	X.X

(1)	Includes research, development and manufacturing expenses related to our proprietary recombinant human PH20 enzyme, rHuPH20. These expenses were not designated to a specific program at the time the expenses were incurred.
Comment #2:
Contractual Obligations, page 36
You disclose that your purchase obligations of $30.7 million include outstanding purchase orders for outsourced research and development services for various preclinical and clinical programs, for the manufacturing of your products for clinical and commercial use and other recurring purchases and services made in the normal course of business. Please provide us proposed disclosure to be included in future periodic reports that shows each of these three categories of purchase obligations separately in your contractual obligation table. Also, reconcile for us these purchase obligations to those you disclose in Note 8 to your financial statements and if necessary, propose additional disclosure.
Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com

Response:
In the Company’s future filings, beginning with its Form 10-K for the fiscal year period ending December 31, 2011, the Company will revise its disclosure in the contractual obligation table as follows:

Payments Due by Period
			Less than						More than
Contractual Obligations (1)	Total		1 Year		1-3 Years		4-5 Years		5 Years
Operating leases (2)	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX
License payments		XXX		XXX		XXX		XXX		XXX
Purchase obligations (3):
Research and development activities, excluding manufacturing activities		XXX		XXX		XXX		XXX		XXX
Manufacturing activities		XXX		XXX		XXX		XXX		XXX
Selling, general and administrative activities		XXX		XXX		XXX		XXX		XXX

Total purchase obligations		XXX		XXX		XXX		XXX		XXX

Total	$	XXX	$	XXX	$	XXX	$	XXX	$	XXX

(1)	Does not include milestone or contractual payment obligations if the amount and timing of such obligations are unknown or uncertain.

(2)	Includes operating expenses of leased offices and research facilities.

(3)	Includes non-cancelable and cancelable contracts.
As requested, the following table contains a reconciliation of the purchase obligations to those disclosed in Note 8 to the Company’s consolidated financial statements. The Company’s purchase obligations included in the contractual obligation table will always equal or exceed the minimum purchase obligations disclosed in its consolidated financial statements because the purchase obligations include costs that are committed as well as those that the Company plans to incur and has contracted with its vendors. As such, the Company does not believe that additional disclosures are necessary.
Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com

Reconciliation of Purchase Obligations

As of December
31, 2010
Minimum purchase obligations as disclosed in Note 8 to the Company’s consolidated financial statements:

Minimum annual purchases of active pharmaceutical ingredient for product candidates under the Cook Commercial Supply Agreement	$5,374,000

Minimum annual purchases of active pharmaceutical ingredient for product candidates under the Avid Commercial Supply Agreement	408,000

Minimum annual purchases of active pharmaceutical ingredient for HYLENEX® and Cumulase® under the March 2010 Avid Amendment	308,000

6,090,000

Contract amounts in excess of the minimum purchase obligations above	5,366,000

Total manufacturing purchase obligations	11,456,000

Research, preclinical, clinical and regulatory activities	13,675,000
Selling, general and administrative activities	1,483,000
Accrued compensation and benefits	3,098,000
Reserve for product returns for HYLENEX	991,000

Total purchase obligations	$30,703,000

Comment #3:
Note 9. Income Taxes, page F-19
You computed your provision for income taxes from 2005 to 2010 based on a federal income tax rate of 34%. Please tell us why you used the 34% tax rate instead of the top marginal corporate statutory tax rate of 35%.
Response:
Under U.S. federal tax law, entities are subject to a graduated tax rate on their taxable income. The applicable statutory tax rate will differ depending on the expected annual taxable income in the future years when the deferred tax assets and liabilities are expected to be settled or realized. Based on current rates, the average graduated federal tax rate is 34% when taxable income is $10 million or less and the federal tax rate will increase to 35% when taxable income exceeds $10 million.
Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com

Given that the Company has a history of net losses and does not anticipate being profitable, if at all, in the near future, the Company has applied the statutory tax rate of 34% to its provision as its expected taxable income, if any, will not exceed $10 million for the next several years.
***
In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further questions, comments or requests for information, please feel free to contact me at (858) 704-8272.
Sincerely,
Halozyme Therapeutics, Inc.

By:	/s/ Kurt A. Gustafson

Kurt A. Gustafson
Vice President, Secretary and Chief Financial Officer
cc: Douglas Rein, Partner, DLA Piper LLP (US)
Halozyme Therapeutics, Inc., 11388 Sorrento Valley Road, San Diego, California 92121 Office 858.794.8889 Fax 858.704.8311
www.halozyme.com